November 13, 2008

VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:             Jeffrey Reidler, Assistant Director
Mail Stop 6010
Tabatha Atkins
Lisa Vanjoske
Bryan Pitko

Re:       Volu-Sol Reagents Corporation
Registration Statement on Form S-1
Filed September 30, 2008
File No. 333-153-731

Dear Mr. Reidler, Ms. Atkins, Ms Vanjoske, and Mr. Pitko:

We refer you to the letter of the staff of the Commission (the “Staff”) dated October 23, 2008 (the “Comment Letter”), with regard to the above-referenced registration statement (the "Registration Statement ") of Volu-Sol Reagents Corporation (the “Company” or “Volu-Sol”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comments set forth in the Comment Letter.

We have provided with the hard copy of this letter two clean copies of pre-effective amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as well as two redlined copies to show the changes made.

The Company has filed, through its EDGAR agent, Amendment No. 1 contemporaneously with the filing of this letter on EDGAR.

Additionally for your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company’s responses.

Form S-1
General

1.
Please note where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response to Comment No.1

The Company has attempted to make changes where applicable throughout Amendment No. 1 in response to the Staff’s comments.

2.
Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.  We will need time to review these documents once they are filed, and we may have comments on them.

Response to Comment No. 2

The Company has filed additional exhibits with Amendment No. 1, including those requested by the Staff in the Comment Letter, as well as additional exhibits required by Item 601(a).

Specifically, the Company has included as exhibits:

10.1	Lease Agreement between RJF Company Ltd., and Volu-Sol Reagents, Inc., dated as of August 1, 2005
10.2     Loan Agreement between Volu-Sol Reagents Corporation and RemoteMDx
10.3     Promissory Note dated as of October 1, 2008
10.4	Professional Services Contract between Volu-Sol Reagents, Inc., and VPI Engineering, dated as of September 27, 2007, together with addenda
10.5	Securities Purchase Agreement between Volu-Sol Reagents, Inc., and ADP Management, dated as of November 15, 2007

3.
Throughout the registration statement you cite various estimates, statistics, and other figures.  For example on page 19:  “Various industry studies have been conducted showing the cost savings that are attributed to the daily monitoring of the chronically ill.”  In the prospectus, please attribute this statement and other similar statements to the source from which you obtained the information.

Response to Comment No. 3

Amendment No. 1 contains attribution for statements that are made in reliance on published reports, studies, articles, etc.  For example, the reference quoted in Comment No. 3 on page 19 of the Registration Statement has been revised in Amendment No. 1 on page 19 to read as follows:

“Various industry studies, including a study published in the IBM Systems Journal in 2007 (on file with the Company) and a study conducted by heart specialists from Columbia Presbyterian Medical Center Cardiac Transplant Service (on file with the Company),  have been conducted showing the cost savings that are attributed to the daily monitoring of the chronically ill.”

4.
Please advise us as to whether you intend to register under Section 12 of the 1934 Act following your distribution.  If you do not intend to file because you believe you are not required to do so please provide use [sic] with an analysis in support of your position.

Response to Comment No. 4

The Company intends to file a Form 10 – General Form for Registration of Securities with the Commission as soon as practicable following the effectiveness of the Registration Statement and the completion of the distribution of the Company’s shares to the shareholders of RemoteMDx, Inc.  Following effectiveness of the Registration Statement, the Company intends to use much of the substantive information contained in the Registration Statement as the basis for preparing the Form 10.

5.
Please identify any agreements between parent and subsidiary that you have entered into or will enter into related to the spin-off.  For example, please describe in your prospectus any agreements with regard to the allocation of expenses, taxes, management, assets, liabilities, business, operations, and indemnification.  In addition, please file the agreements as exhibits to your registration statement.

Response to Comment No. 5

There are two agreements or understandings between the former parent (RemoteMDx, Inc.) and the Company.  These include an agreement to repay amounts owed to the Company by RemoteMDx, Inc. (as described on page 33 of Amendment No. 1) which has been formally memorialized in a loan agreement and promissory note filed as Exhibits 10.2 and 10.3, respectively, to the Amendment No. 1, as well as RemoteMDx, Inc.’s obligation to pay for the cost of distributing the shares of the Company’s stock to be distributed to RemoteMDx, Inc. shareholders, estimated to be approximately $5,000. Those costs include the fee of the transfer agent and related costs such as printing and postage. There is no written agreement related to this obligation.  As of the date of this response and the filing of the Amendment No. 1, there was no written agreement between the Company and RemoteMDx, Inc., regarding the provision of accounting services, but it is anticipated that the accounting staff of RemoteMDx will assist with the accounting for the Company until the Company’s accounting department is fully staffed.

Prospectus Summary, page 4

6.
Please revise your “Risk Factors” subsection on page 4 so that instead of just providing cross-reference to your “Risk Factors” section, you provide a bullet list describing the most significant factors that you discuss in the “Risk Factors” section.

Response to Comment No. 6

See page 4 of Amendment No. 1, which now contains the bullet list of significant risk factors.

Risk Factors
General

7.
We note that the introduction to you [sic] risk factors section refers to a reader’s investment in your common stock.  Since the transaction you are registering involves the distribution of your common stock to RemoteMDx’s shareholders, reference to the purchase of your common stock is not appropriate.  Please revise the introduction to your risk factor section.

Response to Comment No. 7

See page 5 of Amendment No. 1, which contains the revised introduction to the “Risk Factors,” which now reads as follows:

“An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, for information regarding the risks associated with our business and ownership of our stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our common stock could decline.”

Additionally, certain of the risk factors have also been revised to remove reference to a purchase of the common stock.

8.
Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future.  Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and that income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Response to Comment No. 8

See page 7 of Amendment No. 1, which contains the new risk factor regarding the non-payment of dividends, which reads as follows:

“We have no dividend history and have no intention to pay dividends in the foreseeable future.  We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.  Ownership of our common stock will not provide dividend income to the holder.”

“Because of our history of accumulated deficits and recurring cash flow losses, we must obtain additional financing . . .”, page 5

9.	Please revise your disclosure to quantify the funds you will require after the distribution.

Response to Comment No. 9

This discussion in the prospectus has been revised to indicate that the Company estimates it will require approximately $2,000,000 of additional financing from all sources over the next 12 months.  See page 5 of Amendment No. 1.  The revised language is as follows:

“Because of our history of accumulated deficits and recurring cash flow losses, we must improve profitability and may be required to obtain additional funding if we are to continue as a "Going Concern." We have a history of accumulated deficits.  At September 30, 2007, our accumulated deficit was $362,058.  At June 30, 2008, we had an accumulated deficit of $1,623,411.  The financial statements of the Company have been prepared on the assumption that the Company will continue as a going concern.  The Company's independent public accountants have issued their report dated September 25, 2008, that includes an explanatory paragraph stating that the Company's recurring losses raise substantial doubt about the Company's ability to continue as a going concern.  The Company's product line is limited and it has been necessary to rely upon loans and capital contributions from its parent corporation and the sale of shares of the Company’s common stock to sustain operations.  Management anticipates that we may require approximately $2,000,000 over the next twelve months to implement our business plan and operations, although this is only an estimate, and there can be no guarantee that such funds would be sufficient.  Additional financing may be required if the Company is to continue as a going concern. If such additional funding is needed and cannot be obtained, the Company may be required to scale back or discontinue its operations.”

“Our profitability depends upon achieving success in our future operations . . .”, page 5

10.
We note that this risk factor relates to your company’s lack of profitability.  Information about your accumulated deficit is more appropriate than reference to stockholder’s equity for purposes of highlighting concerns about profitability.  Please revise your risk factor to provide information about your accumulated deficit.

Response to Comment No. 10

Please see page 5 of Amendment No. 1.  This risk factor has been revised to refer to the immediately preceding risk factor (also revised in Amendment No. 1) which specifically addresses the Company’s accumulated deficits.

“Our products are not based on technology that is proprietary . . .”, page 6

11.	Please identify all trademarks and trade names that you have registered.

Response to Comment No. 11

The Company owns no registered trademarks.  As indicated on page 17 of the Registration Statement, the Company claims ownership of the mark “Volu-Sol” as used in its corporate name and in connection with its business activities.

12.	As applicable throughout your registration statement, please identify GG&B Engineering, Inc. as the third party manufacturer with whom you have contracted for the production of the Definitive.

Response to Comment No. 12

This reference and other references to the manufacturer of the Definitive have been revised to identify GG&B Engineering, Inc. (“GG&B”).

Supplementally, the Company notes that its business dealings with GG&B have been minimal during the past nine years and that the Company holds a supply of equipment purchased from GG&B in the first few years of the term of the license agreement that is expected to meet the Company’s needs through approximately 2012.  The Company does not intend to purchase additional units from GG&B.  When its current inventory is exhausted, the Company intends to purchase stain devices from other manufacturers.  The disclosure in the Registration Statement has been revised to make this clarification on pages 14 to 15.  In addition, as indicated in Amendment No. 1 (for example, under the heading “Business” on page 16), the Company notes that it expects its stain and solutions business to become less significant once it begins distributing Personal Emergency Response System (PERS) and similar devices.

“Our industry is fragmented, and we experience intense competition . . .”, page 6

13.
Please expand your disclosure to identify the key competitors and key products with which you compete.  In addition, please include this information in your Business description on page 17 of your prospectus.

Response to Comment No. 13

The Registration Statement (as amended) at pages 17 (under the heading “Competition”) and 20 (under the heading “Competition in Personal Emergency Response System (PERS) Markets” discusses competition and key competitors in both the current market of the Company and its intended new market.

“We are highly dependent on our executive officers and certain of its scientific . . .”, page 6

14.
Please identify the specific scientific, technical, and operations employees upon which you are dependent and disclose whether you have entered into employment agreements with any of the key personnel you identify.

  Response to Comment No. 14

This risk factor has been removed, given the diminishing significance of the medical stain and solutions business of the Company as it pursues the PERS market.

“Our business is subject to certain environmental risks and the requirements . . .”, page 6

15.
Please disclose whether you carry insurance for your use of hazardous materials.  If you do carry such insurance, please disclose the amount of coverage you have obtained, and provide the cost of the coverage, if the cost is material to your business.

Response to Comment No. 15

As indicated in the Registration Statement on page 7 in the risk factor discussing potential product liability and related risks, the risk factor addressing environmental risks has been amended at page 6 of Amendment No. 1 to include reference to and details regarding the Company’s insurance coverage for these risks.

The Distribution
Listing and Trading, page 10

16.	Please clarify when you plan to submit an application to FINRA in relation to the public trading of your stock on the OTC Bulletin Board.

Response to Comment No. 16

As indicated on page 9 of Amendment No. 1, the Company intends to file an application with FINRA within twelve months from the effective date of the Registration Statement.

Tax Consequences of the Distribution, page 11

17.
We note that you disclose that RemoteMDx has agreed to bear all of the costs of the distribution of your common stock.  However, on page 37 you provide an estimate of the expenses you will pay in relation to the issuance and distribution of the securities.  Please revise your disclosure to separately quantify the respective amounts that RemoteMDx will pay and the amounts that you will pay in relation to the issuance and distribution of your securities.

Response to Comment No. 17

The disclosure on page 37 of Amendment No. 1 separately quantifies the amounts expected to be paid by the Company and RemoteMDx, Inc. respectively.  We estimate the expenses to be paid by RemoteMDx, Inc., which include the fee of the transfer agent and related expenses will not exceed $5,000.

18.
We note that you have concluded that the distribution of Volu-Sol stock to RemoteMDx shareholders will constitute a dividend in an amount equal to the fair market value of the Volu-Sol stock on the date of distribution, as determined in good faith by RemoteMDx.  Please describe how this determination will be made given that no current market exists for your stock.

In addition, please provide your basis for the conclusion that the tax impact of the distribution on RemoteMDx is not anticipated to be significant.

Response to Comment No. 18

As noted on page 11 of Amendment No. 1, the fair value of Volu-Sol common stock distributed to RemoteMDx shareholders will be determined based on several factors including sales of Volu-Sol common stock to third-party individuals (both occurring in early 2007).  Volu-Sol and RemoteMDx may adjust the valuation to allow for changes in Volu-Sol’s operations in arriving at a fair value for Volu-Sol common stock as of the date of distribution.

We believe that the tax impact of the distribution on RemoteMDx will not be significant, given the relatively small number of shares involved and the large number of shareholders receiving shares in the distribution, and due to the large amount of RemoteMDx net operating losses that have been carried forward from previous years.  We believe that these net operating losses will be used to offset any gain from the distribution.

Plan of Distribution, page 12

19.	Please revise your disclosure to identify any affiliates of your company and/or RemoteMDx who will also be underwriters with the meaning of the Securities Act of 1933.

Response to Comment No. 19

The only entities distributing shares will be RemoteMDx, Inc. and, to the extent additional shares are to be distributed due to rounding up to the nearest whole share, the Company. The Company is not aware of any other parties who will or who intend to distribute shares of the Company’s common stock.

Share [sic] Eligible for Future Sale, page 12

20.	Please quantify the number of shares of common stock distributed in your spin-off transaction that will be restricted and subject to Rule 144.

Response to Comment No. 20

The disclosure at page 12 of Amendment No. 1 has been revised to quantify the number of shares that will be held by affiliates of the Company following the distribution of its shares by RemoteMDx, Inc., which shares would be “restricted” shares while in the hands of such affiliates and which could only be sold or transferred by those shareholders pursuant to registration under the Securities Act of 1933, as amended, or an exemption from registration.  The amended disclosure also indicates that sales by these affiliates may be made under Rule 144 if all conditions of the Rule are met.

Market for Common Equity and Related Shareholder Matters
Market Information, page 13

21.
We note that you disclose that a majority of your common stock was owned or controlled by RemoteMDx or its affiliates prior to the distribution.  It appears that RemoteMDx owns approximately 16% of your outstanding stock.  Please identify the affiliates to which you are referring and quantify the beneficial ownership of these individuals which gives RemoteMDx control over the majority of your stock.

Response to Comment No. 21

This disclosure has been revised (for example, see page 13 of Amendment No. 1) to clarify that the Company was originally founded as a wholly-owned subsidiary of RemoteMDx, Inc., that the ownership interest of RemoteMDx has been diluted over the past two years by reason of the sale or issuance of the Company’s common stock to third parties, and that immediately prior to the distribution RemoteMDx, Inc. and certain of its affiliates collectively continue to own approximately 16% of the Company’s outstanding shares. Those affiliates are identified in the ownership table at page 33 of Amendment No. 1.  RemoteMDx, Inc. did not control a majority of the Company’s common stock as of the date the Registration Statement was originally filed or at any time thereafter.

Business
Manufacturing, page 16

22.
We note that you have entered into a licensing agreement with GG&B Engineering, Inc. with respect to technology underlying the Definitive.  Please file this agreement as an exhibit to your registration statement.

Response to Comment No. 22

The Company has been unable to locate a copy of the licensing agreement with GG&B.  The Company has amended its disclosure and other references in Amendment No. 1 (for example, pages 15and 16) to clarify that the Company entered into the original agreement on October 21, 1996, that the Company did not meet the minimum purchase requirements under the licensing agreement, and that as of the date of Amendment No. 1, GG&B had not indicated any intention to exercise its right to convert the license agreement to a non-exclusive agreement.  The Company has also disclosed that the Company has had no business dealings with GG&B since approximately 2000, that its current inventory of devices manufactured by GG&B is expected to meet the Company’s needs until at least 2012, and that the medical stain and solutions business will decline in significance as the Company becomes engaged in the PERS business described in the Registration Statement.

23.
Please identify all third parties upon whom you are dependent for the manufacture and packaging of stains, solutions, and other related chemical products.  Please identify any existing agreements in place with these companies and describe the material terms of each agreement.  In addition, please file any such agreement as an exhibit to your registration statement.

Response to Comment No. 23

As noted on page 15 of the Registration Statement,

“We manufacture the majority of the stains, solutions, reagents, powders and other chemical compounds that make up our product line, and intend to continue to do so for the foreseeable future.”

The Company notes that it purchases raw materials from many established vendors of such substances and then mixes its stains and solutions on site at its facility in Salt Lake City, Utah.  There are no agreements in place related to these purchases. All purchases are by purchase order, which sets the quantity and price of each order at the time the order is placed.

Research and Development, page 19

24.
We note that you identify certain strategic partners that will assist you in developing a monitoring center and products related to your PERS/GPS system.  Please provide a description of any agreements that you have with the identified strategic partners.  In addition, please describe the material terms of each agreement and file any material agreement as an exhibit to your registration statement.

Response to Comment No. 24

The services provided by these and other vendors are purchased by the Company for the most part on a time and materials basis under purchase orders issued by the vendor.  The Company is currently negotiating with other potential strategic partners for manufacture of PERS and similar units, but no agreements have been entered into as of the date of Amendment No. 1.

25.	Please limit your disclosure with regard to each strategic partner to a basic description of the company and the terms of any agreement in place.

Response to Comment No. 25

Please see pages 19 and 20 of Amendment No. 1 for revised disclosure related to these vendors.

Dependence on Major Customers, page 21

26.	We note that you have an entity which represented more than 10% of your revenues for the previous two fiscal years. Please identify this customer.

Response to Comment No. 26

As indicated at page 20 of Amendment No. 1, this customer was Thermo Fisher Scientific, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 23

Revenue Recognition, page 24

27.
Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenue.  More specifically, please clarify for us and in the document whether those estimates relate to sales returns, discounts or allowances.  Lastly, it appears that you sell to distributors and directly to laboratories.  Please tell us, and disclose whether your revenue recognition policy for sales to distributors is the same as your policy for selling to the end-user.

Response to Comment No. 27

Please refer to the expanded disclosure on pages 24-25 of Amendment No. 1.

Results of Operations, page 25

28.	Explain the underlying reason for each material change discussed. For example, explain why consulting expense increased.

Response to Comment No. 28

Please see the revised and expanded disclosure on pages 25-27 of Amendment No. 1.

Fiscal Years Ended September 30, 2007 and 2006

29.
Please explain more fully the fluctuations in revenues and cost of goods sold for all period presented.  Further, please quantify the effect each of the causal factors that you site for material changes in these items (i.e. Revenue:  the decrease was due primarily to existing customers ordering less product during the year.  Cost of Goods Sold:  increase was due primarily to an increase of direct labor costs. . .) as addressed in Financial Reporting Codification Section 501.04.

Response to Comment No. 29

Please see Amendment No. 1 at page 25 and material included in response to Comments No. 27 and 28, above.

Management, page 29

30.
We note that all three current members of your Board of Directors are also directors for RemoteMDx.  Please identify in the biographical disclosure provided for each director any directorships held by these individuals as required by Item 401(e)(2) of Regulation S-K.

Response to Comment No. 30

Only Mr. Dalton is also a director of RemoteMDx, Inc.  Mr. Acton, who is not a director of the Company but who is an executive officer of the Company, is not a current or former director of RemoteMDx, Inc., although he previously served as a director of several subsidiaries of RemoteMDx, Inc. (Court Programs, Inc., Court Programs of Florida, Inc., Court Programs of North Florida, Inc., and Midwest Monitoring and Surveillance, Inc.).  The other three directors of the Company (we note that Mr. Johnson joined the board on or about October 3, 2008), are not now and have not at any time been directors of RemoteMDx, Inc.  The current directors of RemoteMDx, Inc. are Robert Childers, James Dalton, David Derrick, David Hanlon, Peter McCall, and Larry Shafran.

31.
Please revise the biographical information provided for Mr. Carter to provide a description of his business experience over the last five years.  In addition, please revise your disclosure to clarify the periods in which Mr. Carter was employed in the positions listed.  It is unclear from the disclosure provided when Mr. Carter’s employment began and ended.

Response to Comment No. 31

The Company has revised the disclosure to include the information requested about Mr. Carter. See page 29 of Amendment No. 1. As noted in the revised disclosure, Mr. Carter retired in 2000.

32.
Please provide a description of Mr. Martin’s business experience over the last five years that identifies the time periods in which Mr. Martin was employed in each position.  In addition, please provide a brief description of the businesses in which the Cushman & Wakefield Alliance is engaged.

Response to Comment No. 32

The Company has revised the disclosure to include the information requested about Mr. Martin.  See page 29 of Amendment No. 1.  As indicated in the revised disclosure, Mr. Martin joined the Company’s board of directors in September 2008.  He is a founder/partner/broker of Commerce CRG, and has served as its managing director from 1993 through the present, as well as acting as the Associate Broker in the firm’s Park City, Utah, office since 2007.  Commerce CRG is a commercial real estate and management business, and is an independently owned and operated member of the Cushman & Wakefield Alliance, which focuses on commercial real estate and management.

Certain Relationships and Related Transactions and Director Independence
Director Independence, page 32

33.
We note that you sold 1,250,000 shares of common stock to ADP Management Corporation, an entity controlled by your Chief Executive Officer and Chairman.  Please file any agreements related to this transaction as exhibits to your registration statement as required by Item 601(B)(10)(ii)(A) of Regulation S-K.

Response to Comment No. 33

The Company has filed the agreement between the Company and ADP Management Corporation for the purchase of 1,250,000 (post-reverse split) shares as requested by the Staff.  See Exhibit 10.5 to Amendment No. 1.  ADP Management Corporation is under the common control of Mr. Dalton and David Derrick.

34.
We note in your disclosure that a majority of your current directors are independent under NASDAQ rules.  Your current Board of Directors is comprised of three RemoteMDx board members, two of which were officers of RemoteMDx within the past three years.  As such, it appears that a majority if your directors do not meet the director independence standards under NASDAQ rules.  Please consider revising your disclosure accordingly.

Response to Comment No. 34

As indicated in our response to Comment No. 30, only one of our four directors, Mr. Dalton, is also a director of RemoteMDx, Inc. or has been a director of RemoteMDx, Inc. within the past three years; Mr. Dalton is also the only member of our board of directors who was also an executive officer or affiliate of the Company.  We believe, therefore, that the remaining three members of our board of directors are independent under NASDAQ rules.

Item 16, Exhibits, page 38

35.
We note that you currently lease your primary laboratory and office facilities which also serve as manufacturing, warehouse, and shipping facilities for the company.  Please file this material lease as an exhibit to registration statement as required under Item 601(b)(10)(ii)(d) of Regulation S-K.

Response to Comment No. 35

The Company has filed a copy of this lease with Amendment No. 1 (Exhibit 10.1).

Signatures, page 40

36.
Your registration statement must be signed by your principal executive officer, principal financial officer, and principal accounting officer or controller.  It appears that Mr. Acton serves as both your principal accounting officer and your principal financial officer.  If this is the case, please revise the signature block appearing below his signature to indicate both of these additional capacities.

Response to Comment No. 36

The Company has revised the signature page in Amendment No. 1 to reflect that Mr. Acton is signing both as Principal Financial Officer and Principal Accounting Officer of the Company.

Financial Statements – September 30, 2007 and 2006

Notes to Financial Statements, page F-8

Revenue Recognition, page F-10

37.	Please revise your revenue recognition policy to clarify the following:

•	Clarify whether you have sales which contain multiple deliverables, as discussed in EITF 00-21. If so, please revise your policy to demonstrate how it complies with this guidance.

•	Disclose whether you have any sales made outside the normal payment terms, and clarify the terms of those agreements.

•
Revise your disclosure to include your policy for sales returns, illustrating how it complies with SFAS 48.  Your current disclosure states that revenue is recognized when “the customer cannot return the products.”

•
You disclose that you have diagnostic equipment product sales and medical diagnostic stain sales.  On pages 15 and 23, you disclose that you have 70 types of products.  Please disclose your revenue by each product or category in accordance with paragraph 37 of SFAS No. 131.

Response to Comment No. 37

The Company revised its revenue recognition disclosure to include the following:

The Company’s revenue has historically been from two sources: (i) diagnostic equipment product sales; and (ii) sales of medical diagnostic stains.

Diagnostic Equipment Product Sales

Although not the focus of the Company’s business model, the Company sells its diagnostic equipment devices in certain situations. The Company recognizes product sales revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer, prices are fixed or determinable, and collection is reasonably assured.

Medical Diagnostic Stain Sales

The Company recognizes medical diagnostic stains revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer , prices are fixed or determinable, and collection is reasonably assured.

Shipping and handling fees are included as part of net sales. The related freight costs and supplies directly associated with shipping products to customers are included as a component of cost of goods sold.

Neither the sale of diagnostic equipment nor the sale of medical diagnostic stains contains multiple deliverables.

Customers order either of the Company’s product lines by purchase order.  The Company does not enter into long-term contracts.  Its diagnostic equipment sales were $6,000 and $7,500 for the years ended September 30, 2007 and 2006, respectively, and its medical diagnostic stain sales were $659,331 and $671,041 for the years ended September 30, 2007 and 2006, respectively.  All of the Company’s sales are made with net 30-day payment terms.

In connection with SFAS No. 48 criteria to qualify for the recognition of revenue at the time of sale, the Company notes the following:

•	Volu-Sol’s price to the buyer is fixed or determinable at the date of sale.
•	The buyer has paid Volu-Sol, or the buyer is obligated to pay Volu-Sol within 30 days, and the obligation is not contingent on resale of the product.
•	The buyer's obligation to Volu-Sol would not be changed in the event of theft or physical destruction or damage of the product.
•	The buyer acquiring the product for resale has economic substance apart from that provided by Volu-Sol.
•	Volu-Sol does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
•	The amount of future returns can be reasonably estimated and they are negligible.

Customers may return diagnostic equipment within 30 days of the purchase date.  Customers may return the medical diagnostic stains within 30 days of the purchase date provided that the stain’s remaining life is at least 8 months.  Customers must obtain prior authorization for a product return.  For the year ended September 30, 2007, the Company experienced $1,019 of sales returns.

The Company’s products have not been modified significantly for several years.  There is significant history on which to base the Company’s estimates of sales returns.  These sales returns have been negligible.

The Company has 70 types of products based on the number of individual SKUs in its inventory.  Most of these 70 SKUs are for medical diagnostic stain inventory.  For example, certain medical diagnostic stains are packaged in different sizes, and each packaged size (i.e. 16 oz., 32 oz., 48 oz.) has a unique SKU in inventory.  Paragraph 37 of SFAS No. 131 states that, “an enterprise shall report revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.”  The vast majority of the Company’s sales are of medical diagnostic stains, with a minimal portion of sales being diagnostic equipment.   Because diagnostic equipment sales are not material to the financial statements, the Company discloses sales as one line item.

The Company’s revenue recognition policy for sales to distributors is the same as the policy for sales to end-users.

A customer qualifies as a distributor by completing a distributor application and proving its sales tax status.  Upon qualifying as a distributor, a customer receives a 35% discount from retail prices, and the distributor receives an additional 5% discount when product is purchased in case quantities.  The Company’s distributors are not required to maintain specified amounts of product on hand, and distributors are not required to make minimum purchases to maintain distributor status.  Distributors have no stock rotation rights or additional rights of return.  Sales to distributors are recorded net of discounts.

Sales returns have been negligible, and any and all discounts are known at the time of sale.  Sales are recorded net of sales returns and sales discounts.  There are no significant judgments or estimates associated with the recording of revenues.

6.  Income Taxes, page F-12

38.	Please provide the disclosures required by paragraphs 20 and 21 of FIN 48.

Response to Comment No. 38

We will clarify our disclosures to provide the information required by paragraphs 20 and 21 of FIN 48.  The following sets forth the clarifications that will be made to our disclosures:

Summary of Significant Accounting Policies - Income Taxes

The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when the differences are expected to be settled or realized.  Deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.  Interest and penalties related to income tax liabilities, when incurred, are classified in interest expense and income tax provision, respectively

Footnotes - Income Taxes

For the years ended September 30, 2007 and 2006, the Company incurred net operating losses of approximately $492,455 and $68,222, respectively, for income tax purposes.  The amount and ultimate realization of the benefits from the net operating losses is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.  The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization.  Accordingly, there is no benefit for income taxes recorded in the accompanying statements of operations.

At September 30, 2007, the Company had net operating loss carryforwards available to offset future taxable income of approximately $383,000 which will begin to expire in 2018.  The utilization of the net operating loss carryforwards is dependent upon the tax laws in effect at the time the net operating loss carryforwards can be utilized.  The Internal Revenue Code contains provisions that likely could reduce or limit the availability and utilization of these net operating loss carryforwards.  For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place.  The Company will perform an analysis to determine whether any such limitations have occurred as the net operating losses are utilized.

Deferred income taxes are determined based on the estimated future effects of differences between the financial statement and income tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws and the tax rates expected to be in place.

The deferred income tax assets (liabilities) were comprised of the following at September 30:

	2007	2006
Net operating loss carryforwards	$87,000	$11,000
Depreciation and reserves	4,000	-
Accruals and reserves	-	4,000
Valuation allowance	(91,000)	(15,000)
Total	$-	$-

Reconciliations between the benefit for income taxes at the federal statutory income tax rate and the Company’s benefit for income taxes for the years ended September 30, 2007 and 2006 are as follows:

	2007	2006
Federal income tax benefit at statutory rate	$74,000	$10,000
State income tax benefit, net of federal income tax effect	29,500	4,000
Non-deductible expenses	(27,500)	1,000
Change in valuation allowance	(76,000)	(15,000)
Benefit for income taxes	$-	$-

During the years ended September 30, 2007 and 2006, the Company recognized no interest and penalties, and there were no changes in unrecognized tax benefits from tax positions taken or from lapsed statutes of limitations.  There were no settlements with taxing authorities.  At September 30, 2007, the Company had no unrecognized tax benefits that, if recognized, would affect the effective tax rate, and there are no positions that are anticipated to significantly increase or decrease by September 30, 2008.  The Company had no tax examinations begin, end, or remain in process as of and for the years ended September 30, 2007 and 2006.  Tax years subsequent to September 30, 2004 remain subject to examination.

Financial Statements – June 30, 2008

Index to Financial Statements, page F-2

Unaudited Notes to Financial Statements, page F-6

4.  Common Stock, page F-10

39.	Please revise your disclosure to clarify whether the stock was sold to new or unrelated investors. Further, please tell us how you determined the value of the stock issued for services.

Response to Comment No. 39

The Company revised Note 4. Common Stock (page F-13) to include the following:

During the nine months ended June 30, 2008, the Company issued 2,690,972 shares for $2,198,333 in cash and 437,500 shares for services rendered for a value of $350,000, or $0.80 per share.  Of these amounts, 2,135,417 shares (and $2,098,333) were issued to a director of RemoteMDx, the Company’s former parent company, and to ADP Management.  The remaining 555,555 shares were sold to unrelated third parties.  The shares issued for services were valued at $0.80 per share based on stock purchases between the Company and third parties.

* * *

In connection with responding to the Staff’s comments in the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings and that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that the Company intends to request acceleration of the effective date of the Registration Statement only after we have responded to all comments of the Staff, including comments to subsequent amendments.  Any request for acceleration will be made in compliance with Rules 460 and 461.

Please contact Michael G. Acton, Chief Financial Officer, at (801) 974-9474 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

VOLU-SOL REAGENTS CORPORATION

Michael G. Acton
Chief Financial Officer